Exhibit 21.1

SUBSIDIARIES OF TUMBLEWEED COMMUNICATIONS CORP.

AS OF MARCH 16, 2005

Subsidiary	Date of Incorporation	Country of Incorporation
Corvigo, LLC	March 16, 2004	U.S.A.
Incubator, Limited	January 28, 2002	U.K.
Interface Systems, Inc.	January 15, 1998	U.S.A.
Tumbleweed Communications EOOD	October 13, 2003	Bulgaria